Exhibit 99.1

PRESS RELEASE

Green Circle Decarbonize Technology Limited Entering into Strategic Partnership Agreement for Mass Production of BocaPCM-TES Panels in the People’s Republic of China

Hong Kong, September 8, 2026, Green Circle Decarbonize Technology Limited (the “Company”) (NYSE:GCDT), a premier provider of customized energy-saving solutions, today announced it has entered into a strategic partnership agreement (“Partnership Agreement”) with SANVO Fine Chemicals Group Limited (“SANVO”).

Pursuant to the terms of the Partnership Agreement, SANVO has been appointed as the sole supplier and exclusive manufacturer for the mass production of BocaPCM-TES Panels in the People’s Republic of China (“PRC”).

SANVO will take full operational responsibility as the sole supplier and exclusive manufacturing partner for BocaPCM-TES Panels in China. The Company eliminates the need for redundant capital investments in new production lines, significantly lowering upfront capital expenditure and setup timelines by leveraging SANVO’s existing advanced production facilities and manufacturing capacity. The Company will focus on innovation and expansion. The management team of the Company will focus entirely on core research and development, product design, and global market expansion. Combines the Company’s green technology with SANVO’s materials manufacturing platform mitigates supply chain bottlenecks, lowers operational risks, and accelerates the time-to-market for BocaPCM-TES Panels to meet surging demand.

The initial term of the Partnership Agreement is three (3) years, with automatic three-year extensions unless terminated with prior written notice. Both parties will execute formal partnership agreements setting out the detailed operational roles and production terms.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com